[Arch Coal Letterhead]

January 6, 2006
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Karl Hiller, Branch Chief

Re:	Arch Coal, Inc.
Form 10-K for the year ended December 31, 2004
Filed March 11, 2005
Form 10-Q for the nine months ended September 30, 2005
Filed November 9, 2005
File No. 001-13105
Dear Mr. Hiller:
     I am writing this letter on behalf of Arch Coal, Inc. (the “Company”) in response to the comment letter of the Staff of the Commission dated December 15, 2005 regarding the above-referenced periodic reports. Transmitted via EDGAR for filing herewith is the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2004 (the “Form 10-K/A”). The Form 10-K/A includes changes made in response to the Staff’s comments.
Form 10-K for the Fiscal Year ended December 31, 2004
Financial Statements
Report of Independent Registered Public Accounting Firm, page II-40
1.	We note the language in your auditor’s report indicating the audit of your financial statements was conducted in accordance with auditing standards generally accepted in the United States, without reference to the PCAOB auditing standards. Additionally, the opinion paragraph indicates that only two years have been audited, while the opening paragraph suggests the audit may cover all three years. There appears to be some inconsistency between this report and the audit opinion concerning your internal control over financial reporting presented on page II-38. Please consult with your auditor as to the actions that will be necessary to remedy these items and for you to comply with the guidance in Rules 2-02 and 3-02 of Regulation S-X.
     The Company’s independent registered public accounting firm has modified its report in response to the Staff’s comment. Please see page F-3 of the Form 10-K/A.
Note 20 — Commitments and Contingencies, page II-78
2.	We note your disclosure that you agreed to indemnify another member of Arch Western against certain tax liabilities in the event such tax liabilities arise, and depending on timing of any such indemnification obligation, it could have a material adverse effect on your business, results of operations and financial condition.

U.S. Securities and Exchange Commission
January 6, 2006

Please expand your disclosure to include the information required under FIN 45, paragraph 13, such as the term of your guarantee, current carrying amount of any liability recorded, maximum potential amount of future payments that you could be required to make under your guarantee, and the nature of any recourse provisions.
     The Company has modified the disclosure in response to the Staff’s comment. Please see page F-42 of the Form 10-K/A.
Quarterly Financial Information, page II-82
3.	Please expand your disclosure to include gross profit, as required by Item 302(a)(1) of Regulation S-K. Please ensure that any depreciation, depletion and amortization amounts attributable to your cost of sales are included in your gross profit measures.
     The Company has modified the disclosure in response to the Staff’s comment. Please see pages F-45 and F-46 of the Form 10-K/A.
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     In addition, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings, (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of these filings, please contact Robert J. Messey at (314) 994-2930 or me at your earliest convenience.

Sincerely
/s/ Gregory A. Billhartz
Gregory A. Billhartz

cc:	Robert J. Messey

Craig Desnoyer
Ernst & Young LLP

Lily Dang
U.S. Securities and Exchange Commission